

September 28, 2010

A. George Kallop
President and Chief Executive Officer
Nymagic, Inc.
919 Third Avenue
New York, NY 10022

> **Re: Nymagic, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement filed April 5, 2010**
> **Supplemental Response filed September 16, 2010**
> **File No. 001-11238**

Dear Mr. Kallop:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. We note your response to our prior comment and have the following additional comments.

    • In addition to the information that you have provided for Messrs. Hart and Iacopelli, please provide similar scorecards for your other named executive officers, Messrs. Kallop, Yanoff and McAndrew.

    • In your discussion, please tell us the dollar amounts of the target incentive performance bonuses that were set for each of your named executive officers and the amounts of the final awards.

    • Please clarify the meaning of the percentages shown in the scorecards. If the percentages indicate the portion of the target bonus amount attributable to each particular performance criterion, please confirm this and make sure that your discussion makes this clear.

- Please clearly explain the relationship of (a) the actual results shown for the various performance criteria to (b) the evaluation percentages. For example, why did an increase of $3.78 above the target set for earnings per share for Mr. Hart result in his evaluation percentage increasing to 40% from the 20% that was set as his target? Similarly, how did the evaluation percentage for book value per share increase 12.25% for Mr. Hart and 10% for Mr. Iacopelli when the actual increase in book value per share was $4.57 above the target?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director